

INVEST IN **RUNNERCITY**

Our Mobile App Revolutionizes Gig Work and Ditches Greedy Gig-Errand-Task-Delivery Apps!

runnercity.com   Austin, TX   𝕏   in   f   ◎   Marketplace   Mobile Apps   Transportation

Highlights

1   Launched MVP only in Austin 10/24/2022, with 8,000 signups so far, in less than a year, organically.

2   Generated $2.5 million+ in P2P transactions from our wide range of gig-errand services.

3   30-50 sign ups daily from organic community referrals with little to no marketing spend at all.

4   Expansion rollout to 50+ new Texas cities by 2025 (not guaranteed).

5   Introducing Runner PRO for high level service needs (electricians, plumbers, etc) on-demand.

6   Runners, Businesses, & Customers are never charged fees or commissions, whatsoever. Everyone wins!

Featured Investors



Raven Johnson
Invested **$24,000** ⓘ

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"I support Runner City because it cuts out the greedy middle man and puts money and control back into the hands of those who deserve it most. Runner City shows what is possible when a company believes in its community and supports it wholeheartedly. This will be successful because it has already been proven to work. No fees for requesters, runners, NOR businesses? AND Runner City supports humanitarian efforts on the side? Love this. Love them. Sign me up!"



Other investors include <u>Alok paryani</u> & 171 more

Our Team



Andy Kaminski Founder & CEO

Cultivating Community Gig Coopertives

 **Hugh Olson IV** Co-Founder

 **Alok Paryani** Angel Investor & Co-Founder

 **Raven Johnson** Lead Investor (Wefunder)

 **Ted Karr** Chief Legal Officer

 **Jonathan Schaefer** Angel Investor & Co-Founder

 **Aaron Schaefer** Angel Investor & Co-Founder

 **Mohamed Ibrahim** Chief Technology Officer (Egypt)

Whatever you need, whenever you need it.

RunnerCity™

FEELESS & FEARLESS

Finally—an all-in-one app for gigs, errands, tasks, and deliveries made by a community that gives a S$%*...

RunnerCity launched right at the start of the pandemic shutdown, driven by a mission to support our community in the face of unprecedented challenges. With massive job losses and business closures, we saw a pressing need for essential services that could bring people together.

From day one, we created a vibrant community that unites furloughed workers, struggling local restaurants, students, delivery drivers, rideshare drivers, laborers, and countless other local businesses—all seeking immediate solutions.

The result? Our award-winning Social Gig Cooperative!
This innovative platform empowers customers to connect directly with Runners, facilitating peer-to-peer transactions that eliminate the need for those expensive, fee-gouging apps.

Join us in this journey as we continue to build a stronger, more resilient community—together, we can make a real impact! Let's elevate RunnerCity to new heights!

OUR PURPOSE



Empowering communities by connecting gig workers with local needs and opportunities.

OUR VALUES



Community, empowerment, collaboration, innovation, inclusivity, transparency, sustainability, and local support drive us forward.

- **NO FEES, WHATSOEVER**
- **RUNNERS KEEP 100%**
- **SMALL BUSINESSES KEEP 100%**

What started as a grassroots effort on social media quickly transformed into a legitimate business driven by the collective passion and investment of our community members. Through open dialogue, collaboration, and shared experiences, we harnessed the insights and ideas of our members to develop a platform that truly meets their needs.

Together, we built not just a service, but a movement—one that empowers gig workers, supports local businesses, and fosters a sense of belonging. As we continue to grow, our commitment to community-driven innovation remains at the forefront, ensuring that RunnerCity evolves in ways that reflect the values and aspirations of the people it serves. This journey is a testament to the power of unity and the belief that together, we can create a better future for all.



First community platform to prove that a peer-to-peer model can sustain profitability by eliminating excessive fees.

Proven subscription model offers users more value than competitors' excessive fees and commissions.

YOUR POTENTIAL RETURNS

2021		2023		2024
PRE-SEED ROUND		SEED ROUND		BRIDGE ROUND
PRE-SERIES A VALUATION		PRE-SERIES A VALUATION		PRE-SERIES A VALUATION
$2.5M	▶	**$3M**	▶	**$3.5M**
FUNDS RAISED		FUNDS RAISED		
$252,748		**$89,366**		

2026		2028
SERIES A		SERIES B
POST-MONEY VALUATION		POST-MONEY VALUATION
$10M	▶	**$30M**
4X RETURN		**12X RETURN**
FROM PRE-SEED		FROM PRE-SEED

This trajectory reflects strong growth potential and market demand for RunnerCity's services. Not guaranteed.

GUARANTEED RETURN

Karma for making your community better with your investment...

INVESTOR PERK & DISCOUNT

▸ **LIFETIME MEMBERSHIP**

Invest $250+ and get a free lifetime membership! All funds go into marketing and growing RunnerCity, helping us deliver returns and enhance our community platform.

▸ **BRUNCH EXTRAVAGANZZA WITH CEO ANDY**

Invest $2,500 or more, and our CEO, Andy, will create a delicious breakfast or brunch right at your door! Enjoy a gourmet French omelette station with all the fixins and a drool-worthy Belgian waffle bar. Plus, he'll bring scrumptious breakfast potatoes! Whether at home, your office, or a wedding, let's serve up flavor for up to 50 of your friends!

▸ **ACCESS TO THE RUNNERCITY**

SLACK CHANNEL WAR ROOM

Invest **$25,000** or more, and you'll gain exclusive access to our unfiltered Slack Channel! Get a behind-the-scenes look at how we craft our special sauce from an operations standpoint, and feel free to share your ideas and feedback. This **VIP** access ensures you have peace of mind about your investment!

▶ **EARLY BIRD INVESTOR DISCOUNT**

Enjoy a **20% discount** on the Valuation Cap for the first **$100,000 raised**. This means a discounted Val Cap of **$2.8M** instead of **$3.5M** for early investors.

▼

> **We've achieved significant milestones since our last raises...**



Big shoutout to our WeFunder investors from 2021 and 2023 —your support has led to incredible achievements!

ACHIEVEMENTS!

Here are some of the things we've been able to accomplish with their help...

2020-2022

Customers used to connect with Runners by posting their requests on the RunnerCity FB Group page.
But now........



2024-2024

Customers use RunnerCity.com to connect with Runners using the new platform.



EXPANSION

2020 -2022, our services were only available in the Greater Austin area. We focused on building a strong foundation before expanding further.



In 2023, we successfully tested our technology in over 50 cities. Now, we're set to officially launch our new mobile app across Texas in 2025.



NUMBERS DON'T LIE

Here's our **STRIPE** revenue in less than two years from our modest $1.99 (Customer) and $4.99/month (Runner) subscriptions—just from Austin alone!



Gross volume ⓘ
$117.3K

$7,641.91

$0.00

Jan 2022   Sep 2024

Net volume from sales ⓘ
$99,972.32

$6,476.65

$0.00

Jan 2022   Sep 2024

REVENUE POSITIVE SUSCRIPTION

12,000 people in Austin have signed up for RunnerCity in less than two years. 3,000 of them are Runners.

Revenue Positive means we make more money each month than it costs to run our operations. We reinvest 100% of our profits back into the platform to fuel growth!

A 50% conversion rate means that for every 10 people who sign up for RunnerCity, 5 will become paying subscribers.

RISING ANALYTICS EXCELLENCE





OUR DEVELOPER COSTS ARE LOW



The average salary for a full-stack developer in the U.S. ranges from $100K to $150K per year. However, we've built a strong partnership with Rubikal in Egypt, allowing us to access top-tier talent for nearly half that cost. Their belief in our mission has enabled us to achieve high-quality

mission has enabled us to achieve high-quality development at a fraction of the typical expense, maximizing your investment potential.

THANK YOU

We are grateful and appreciative of everyone who has invested in us so far, but your support NOW will be more impactful than ever...

HOW WE'LL USE YOUR INVESTMENT

50% Marketing & Advertising: We'll enhance our social media presence in Texas, driving growth through events and meetups to educate new communities.

25% Mobile App Maintenance: Funds will ensure ongoing developer support and cover expenses for automation, SMS, mapping, and more as we scale.

25% Operational Costs: We'll maintain a reserve for operational needs and field management assets.

Your support will directly drive our growth and success!

HERE'S WHERE YOU COME IN!

RunnerCity is launching a new round of investment on WeFunder, giving our dedicated supporters the chance to be part of our exciting journey and share in our success!

The funds raised will primarily focus on supercharging our marketing efforts to drive new user

signups across Texas.

We're thrilled about the incredible growth and innovation happening at RunnerCity, and with your investment, we can expand our impact even further, empowering local communities with sustainable gig opportunities.

Join us and be a part of this transformative movement!

LET'S MAKE A DIFFERENCE TOGETHER!

Downloads

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